United States securities and exchange commission logo





                           March 4, 2024

       Michel Amar
       Chief Executive Officer
       Digihost Technology Inc.
       18 King Street East
       Suite 902
       Toronto, Ontario
       Canada M5C 1C4

                                                        Re: Digihost Technology
Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
December 22, 2023
                                                            File No. 001-40527

       Dear Michel Amar:

              We have reviewed your December 22, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 8,
       2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 5. Operating and Financial Review and Prospects, page 22

   1. We acknowledge your response to prior comment 2. Please respond to the following:
                                                            With respect to
your break-even analysis, address the following:
                                                             o  You reflect
that 380 bitcoin were remitted per agreements. Disclose the nature of the remitted
bitcoin, or reference to where you disclose the information.
                                                             o  Tell us why you
excluded the costs of the miner lease and hosting agreement
                                                                since it
appears that you include the related bitcoins mined.
                                                            With respect to the
number of data miners available to mine, including as part of any hosting
arrangements, disclose the number of data miners available to mine, and as part of any hosting
arrangement for the periods presented. In your response you
 Michel Amar
FirstName  LastNameMichel
Digihost Technology  Inc. Amar
Comapany
March      NameDigihost Technology Inc.
       4, 2024
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              reflect an increase in active miners of 9,237 and miners per hosting arrangements of
              3,350 which does not provide an understanding of your overall operations and costs thereof.
Financial Statements
Report of Independent Registered Public Accounting Firm, page F-1

2. We acknowledge your response to prior comment 3. However, we note that AS 2820.09 and .16 - .17 relate to the Correction of a Material Misstatement in Previously Issued
         Financial Statements. Specifically, AS 2820.16 refers to recognizing in the auditor's report through the addition of an explanatory paragraph the correction of a material misstatement in previously issued financial statements. As we note that you restated your previously issued financial statements for fiscal 2021 as described in
Note 25, ask
         your auditors to tell us how they considered AS 3101.18(e) and AS 2820.09 and .16 - .17.
Consolidated Statements of Cash Flows, page F-4

3. We note several items that are included in your statement of cash flows for the nine months ended September 30, 2022 (as shown in your Form 6-K filed November 14, 2023)
         that are not included in your consolidated statement of cash flows for fiscal 2022 in your
         Form 20-F. For the following items, please tell us why the items were not included for fiscal 2022:
             $11,982,320 of digital currencies for loan repayment within adjustments for cash flows used in operations;
             $1,250,000 for proceeds from a mortgage within cash provided by financing activities;
             $10,000,000 for repayment of loans payable within cash flows provided by financing activities; and
             $1,950,000 for acquisition of digital currency within cash flows used in investing activities. Further explain why the amount decreased from $3,932,000 as shown in your statement of cash flows for the quarter ended March 31, 2022. Refer to your
              Form 6-K filed May 15, 2023.
Note 2. Significant Accounting Policies
(a) Statement of compliance, page F-6

4. Further to your response to prior comment 6, please confirm that in future filings, if the financial statements comply with IFRS as issued by the IASB, you will provide the disclosure required by Item 17(c) of Form 20-F of such compliance which must be unreservedly and explicitly stated in the notes to the financial statements.
 Michel Amar
FirstName  LastNameMichel
Digihost Technology  Inc. Amar
Comapany
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       4, 2024
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(f) Revenue recognition, page F-7

5. We acknowledge your response to prior comment 7. Please respond to the following:
             Revise your disclosure to indicate that you have arrangements with the pool operator and clarify that the pool operator is your customer, consistent with your response.
             Revise your disclosure to clarify, similar to your response, that you only participated in one mining pool and the payout methodology under that mining pool is FPPS.
             Your response indicates your single performance obligation is a service to perform hash calculations for the pool operator and that contract inception occurs when the provision for performing hash calculations commences. Make
a
            corresponding revision to your accounting policy and related disclosures throughout your filing. Ensure that this disclosure indicates, if true, that providing hash calculation for the pool operator is an output of your ordinary activities, that you determine when to provide services, and that your enforceable right to compensation begins when, and continues for as long as, services are provided.
             Tell us whether your customer, Foundry, has a unilateral enforceable right to terminate the contract at any time without substantively compensating you for the termination. If such a termination right exists, and since you have concluded that the duration of the contract is less than a day and that the contract continuously renews throughout the day per your response, revise your accounting policy to state this.
             To the extent your mining pool operator possesses the ability to terminate the contract at any time, it appears this right could be akin to a renewal right. If this right exists, tell us whether it is a material right. For example, clarify whether the terms, conditions, and compensation amounts of the renewal right are at the then-current market rates. If so, tell us whether you have concluded that the
customer   s renewal
            option is not a material right. Refer to IFRS 15.26(j). Make corresponding revisions to your accounting policy and related disclosures to the extent necessary.
             You told us that you do not receive any transaction fees. We note that under
            Foundry's agreement, payments are made for the expected value of the block reward plus the transaction fee reward. Tell us further why you believe you do not receive any transaction fees.
             Your response told us that you measure non-cash consideration using both (i) the price of bitcoin at the end of each day and your policy is consistently applied and (ii)
            the average price of bitcoins in effect on the day the bitcoins are mined. We note that the average price is consistent with your disclosure. Clarify your valuation policy for us and tell us whether or not you have consistently applied that policy for the periods presented in your financial statements. Ensure that your disclosures are consistent with your policy.
             You disclose that digital currencies are considered earned on the completion and addition of a block to the blockchain, at which time the economic benefit is received and can be reliably measured. We are unable to reconcile your disclosure to the requirements of IFRS 15.31, which indicates that recognition occurs upon the transfer
 Michel Amar
Digihost Technology Inc.
March 4, 2024
Page 4
          of control of the service. Revise your accounting policy to comply with IFRS 15.
          Tell us whether applying the corrected policy to historical periods results in a material change to the historical financial statements presented.
           Tell us, and revise your accounting policy to disclose, the date at which you measure the noncash consideration received for providing hash calculations to the pool operator and how the measurement date relates to the date you transfer control of the service under the contract.
           Revise your accounting policy to disclose the form of consideration to which you are entitled for providing the service of performing hash calculations for the pool operator (i.e., bitcoin) and your conclusion that the consideration is variable. Also, revise your accounting policy to identify the formula used to determine the amount of consideration to which you are entitled and describe the variables that comprise the formula. For example, under the FPPS payout model it appears you earn compensation equal to the sum of your share of (a) network block subsidies and (b)
          network transaction fees less (c) pool operating fees and that each of these components has a number of variables.
FirstName
           LastNameMichel
          Revise the statementAmar
                                 in your accounting policy describing the
transaction price to
Comapany clarify
          NameDigihost     Technology
                  whether you constrain Inc.
                                          any portion of your estimate of the
variable
          consideration
March 4, 2024 Page 4      to which  you are entitled for performing the
service.
FirstName LastName
 Michel Amar
FirstName  LastNameMichel
Digihost Technology  Inc. Amar
Comapany
March      NameDigihost Technology Inc.
       4, 2024
March5 4, 2024 Page 5
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FirstName LastName
(g) Digital currrencies, page F-7

6. In response to prior comment 9, you told us that Coinbase is your principal market under
         IFRS 13 but you measure fair value using the quoted price on CoinMarketCap.com, a pricing aggregator. We do not believe that your response provides sufficient analysis to demonstrate how your accounting policy to use Coinmarketcap.com to determine the fair value of the digital currencies complies with IFRS 13. Please expand your analysis to demonstrating how you comply with the presumption in IFRS 13.17 and the requirement in IFRS 13.18.
Note 3. Digital Currencies, page F-16

7. In your Form 6-K filed November 14, 2023, you disclose that the miner lease agreement was terminated on February 15, 2023. Confirm our understanding that both the lease and hosting agreement were terminated and you have no further relationship with Northern
         Data. Otherwise, explain the nature of the relationship after February 15, 2023.
Note 5. Property, Plant and Equipment, page F-17

8. We acknowledge your response to prior comment 12 and the disclosures in Note 6 of your interim financial statements included in your Form 6-K filed November 14, 2023.
         Please respond to the following:
             Tell us the nature and status of the balance of $5.1 million in your power plant infrastructure in progress account as of September 30, 2023 and when you expect these assets will be placed in use.
             Tell us your depreciation method and period for the power plant infrastructure in use.
             Tell us the nature of the negative entries for $499,950 and $1.2 million within power plant infrastructure in progress in Note 6.
Note 13. Warrant Liabilities, page F-21

9. Your response to prior comment 13 did not fully respond to our comment. Please respond to the following:
             In Note 13, you disclose that due to the characteristics of certain warrants, the fixed-
              for-fixed condition is not met, but you do not disclose those characteristics. Tell us and disclose in future filings the significant terms of the warrants included in Notes
              13 and 15 that caused those warrants to be classified as liabilities and not equity.
             Provide us with a detailed analysis of how you considered the terms of the warrants in determining to account for them as liabilities and specifically cite the accounting literature applied and how you applied it to your facts and circumstances.
             Tell us if you received cash for the warrants and the amount related to the warrants included in the $50,218,093 in cash proceeds from private placements, net of costs as reflected in your consolidated statements of cash flows.
 Michel Amar
FirstName  LastNameMichel
Digihost Technology  Inc. Amar
Comapany
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Note 19. Cash Flow Supplemental Information, page F-29

10. In response to prior comment 14, you told us you believe your classification is consistent with how similar entities handle these transactions, but you did not tell us how your classification complies with IFRS. Please explain to us how you considered and applied
         IAS 7, including IAS 7.16(a) and (b), in determining the cash flow classification of Acquisition of digital currencies and Digital currencies traded for cash, within operating activities.
11. Please provide us and disclose in future filings investing and financing transactions that do not require the use of cash or cash equivalents and clearly identify any transactions related to digital currencies. Refer to IAS 7.43. Also, reconcile for us the digital currency transactions to amounts presented in related disclosures and provide sufficient detail to explain the nature of the differences and the underlying transactions, including the following:
             Reconcile the amount of miner lease and hosting of $9,768,179 for fiscal 2022 shown in this note to the amount of bitcoin remitted to Northern Data of $10,836,179 shown for fiscal 2022 in the second table on page F-16.
             Reconcile the amount of digital currencies for loan repayment of $11,982,320 shown in your digital currencies rollforward for fiscal 2022 on page F-16 to the amount of new loans repaid of $10 million for fiscal 2022 in Note 11 on page F-20. Tell us what the difference of $1,198,320 represents and where it is recognized in your financial statements.
             Reconcile the amount of interest paid in digital currencies of $216,329 for fiscal 2022 shown in this note to your rollforward of digital currencies on page F-16 which does not include a similar line item. Tell us how you recognized the transaction in your statement of comprehensive income.
             Reconcile the amount of loss on revaluation of digital currencies of $3,386,890 for fiscal 2022 shown in this note to the amount of loss on revaluation of digital currencies $3,256,530 for fiscal 2022 shown in the statement of comprehensive income on page F-3 and also disclosed in footnote 1 on page F-16.
Note 25. Restatement, page F-34

12. In response to prior comment 16, you told us that you erred in your initial analysis and recording of the warrants in equity instead of as a liability, which triggered the restatement, but you believe your overall internal control over financial reporting is effective. Please tell us in sufficient detail how you determined that your internal control over financial reporting and disclosure controls and procedures were nonetheless effective and whether you identified any material weaknesses in your ICFR. Michel Amar
Digihost Technology Inc.
March 4, 2024
Page 7

       Please contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameMichel Amar                             Sincerely,
Comapany NameDigihost Technology Inc.
                                                          Division of
Corporation Finance
March 4, 2024 Page 7                                      Office of Crypto
Assets
FirstName LastName